Exhibit 25

Hollinger Inc.

Closing of Court-Approved Settlement

with Significant Secured Creditor and Sun-Times Media Group

TORONTO, Ontario, June 18, 2008 – Hollinger Inc. (the "Company") (TSX:HLG.C) (TSX:HLG.PR.B) announced today the closing of its previously announced court-approved settlement (the "Settlement") with Davidson Kempner Management LLC and certain of its affiliates and Sun-Times Media Group, Inc. ("Sun-Times"). As described below, the closing involved the implementation of certain aspects of the Settlement. A copy of the Settlement agreement was previously posted on SEDAR.

Exchange of Sun-Times Shares held by the Company

The 14,990,000 shares of Class B Common Stock of Sun-Times owned directly or indirectly by the Company were converted on a one-for-one basis into an equal number of shares of Class A Common Stock (the "Exchanged Shares") and the Company received an additional 1,499,000 shares of Class A Common Stock (the "Additional Shares") from Sun-Times. As a result of the conversion of the shares of Class B Common Stock into the Exchanged Shares and the receipt of the Additional Shares, the Company, which previously held approximately 70.1% of the combined voting power of all outstanding voting securities of Sun-Times, now holds approximately 21.1% of the voting power of Sun-Times.

The Exchanged Shares and the Additional Shares were delivered to the indenture trustees of the secured notes of the Company (the "Notes") in accordance with the terms of the indentures under which those Notes were issued as replacement collateral for the shares of Class B Common Stock. Pursuant to the terms of the Settlement agreement, the Exchanged Shares and the Additional Shares will be voted by the indenture trustees of the Notes for the benefit of and at the direction of the holders of the Notes in the manner contemplated by the indentures. The Company has provided the indenture trustees with a proxy to facilitate the exercise of such voting rights. In addition, the indenture trustees will be entitled to exercise all other rights attached to the Exchanged Shares and the Additional Shares and may realize upon the Exchanged Shares and the Additional Shares in any commercially reasonable manner.

Changes to the Boards of the Company and Sun-Times

Wesley Voorheis has resigned as the Chief Executive Officer and a director of the Company, and David Drinkwater and Patrick Hodgson have resigned as directors of the Company, reducing the Company's board to two directors.

In addition, William Aziz, Brent Baird, Albrecht Bellstedt, Peter Dey, Edward Hannah and Wesley Voorheis, who had been appointed to the board of directors of Sun-Times by the Company, have resigned from Sun-Times' board of directors.

Hollinger and its subsidiaries, Sugra Ltd. and 4322525 Canada Inc., are currently subject to proceedings in Canada under the Companies' Creditors Arrangement Act (Canada) and in the United States under Chapter 15 of the U.S. Bankruptcy Code.

CONTACT INFORMATION

Media contact:

William E. Aziz

Chief Restructuring Officer

(416) 363-8721 ext. 262

baziz@hollingerinc.com